September 13, 2006

Mr. Don Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	SEI Investments Company

Form 10-K Annual Report

For the Fiscal Year Ended December 31, 2005

Commission File No. 0-10200

Filed March 16, 2006

Dear Mr. Walker:

This letter is in response to your letter dated August 22, 2006 concerning SEI Investments Company’s (the “Company”) response to your comments concerning the Company’s 2005 Annual Report on Form 10-K. The comment in your letter is repeated herein, followed by our response.

Consolidated Statements of Cash Flows, page 38

1. The staff note the response to comment 2 from the letter dated July 27, 2006. The staff continue to believe that cash flows for purchases of securities owned by SIDCO, your broker-dealer subsidiary, should be reflected as operating cash flows. The staff’s conclusion is based upon the fact that the Company is accounting for this security as a trading security as evidenced by the separate classification on the balance sheet and your accounting policy described in note 3 for securities owned. Therefore, please revise your filing to present these cash flows as an operating activity cash flow.

Response

The Company acknowledges the position of the staff to expect the purchase of the U.S. Treasury securities by SIDCO to be presented as an operating activity on the cash flow statement. The Company, however, respectfully submits that the separate classification of these securities on the Consolidated Balance Sheet referred to by the staff did not result in the classification of the securities as trading securities. The separate classification of the securities was the result of management’s consideration of specialized accounting guidance applicable to investments by broker-dealers which prevented the Company from classifying the securities as investments available-for-sale. Statement of Financial Accounting Standards No. 115 (SFAS 115) “Accounting for Certain Investments in Debt and Equity Securities” paragraph four removes broker-dealers from its scope because of the specialized accounting which requires “substantially all investments in debt and equity securities at market value or fair value, with changes in value recognized in earnings (income).” Regardless of the classification of the securities on the balance sheet as Securities Owned, the Company does not regard the securities as trading securities. The purchase of the U.S. Treasury securities was executed in connection with the Company’s overall cash management strategy to earn a higher rate of interest on its cash equivalent securities. Therefore, it was determined that the related activity on the cash flow statement be classified in accordance with the intention of management as an investing activity.

We would also emphasize that the cash flow presentation of the securities purchased by the broker-dealer subsidiary is consistent with the presentation of similar securities purchased by other Company’s subsidiaries which are subject to SFAS 115.

In conclusion, the Company believes the Consolidated Statements of Cash Flows as presented in the 2005 Annual Report on Form 10-K accurately represents its cash flows in accordance with accounting principles generally accepted in the United States of America.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, you can reach me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company